United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   1 Indemnity Policy DCA-057/2021 Rev.: 01- 28/07/2021 POL-0031-G PUBLIC Applicability: This Policy applies to Vale and its wholly-owned controlled companies (100% Vale). For the purpose of this Policy, was adopted the internal nomenclature contained in Vale’s organizational chart to facilitate the reading and understanding of users. Therefore, internally, “Executive Board” is called “Executive Committee, “Chief Executive Officer” and “Executive Directors” are too intitule “President” and “Executive Vice-Presidents”, respectively. References: • POL-0001-G – Code of Conduct. • POL-0002-G –Authority Policy. • POL-0048-G –Conflict of Interest Management Policy. • NOR-0002-G –Authority Norm. Indemnity Commitment: Vale’s indemnity commitment aims to attract and retain qualified professionals, providing the Beneficiaries with effective conditions so that they can exercise their role with the peace of mind and confidence necessary for the good performance of their duties, in light of the fact that the Directors and Officers Liability Insurance (“D&O Insurance”), in isolation, has been shown to be insufficient as a mechanism to provide the conditions and confidence necessary to achieve this purpose. Vale shall indemnify the Beneficiaries for any expenses that they are proven to incur or for amounts that they are ordered to pay by virtue of investigations, administrative, arbitral and/or judicial proceedings (“Proceedings”) that are brought or instituted against them, to collect corporate debts or obligations of Vale and/or as a result of any action or omission that arises directly from proper actions in the management or performance of their duties at Vale and/or Vale’s controlled/ subsidiaries and affiliates companies and/or an entity in which Vale holds direct or indirect shareholding, provided that the Beneficiaries have performed such action or incurred such omission in good faith and seeking Vale’s best interests, always subject to the terms set forth in this Policy. Likewise, Vale shall take all necessary measures to indemnify the Beneficiaries in the event they are unduly included on a delinquent taxpayer registry or have their personal assets frozen as a result of any Proceeding or have any checking account frozen electronically due to any scenario of indemnification pursuant to the Policy. The indemnity commitments set forth in this Policy shall cover all actions performed by the Beneficiaries in the exercise of their roles and position, including in any ongoing Proceeding against the Beneficiaries or in any other Proceeding that may be instituted after leaving their position. Except for the Beneficiaries mentioned in the Specific Indemnity Commitment Section, the indemnity commitment to each Beneficiary shall be formalized, after taking office of their respective positions, through execution of an indemnity agreement in the form of Exhibit I to this Policy (“Indemnity Agreement”), and the provisions of this Policy and the Procedure for Triggering the Indemnity Agreement, in the form of Exhibit II, shall apply to it. In the event Vale makes any direct payment to the Beneficiary or to third parties based on this Policy and/or the Indemnity Agreement, Vale shall be immediately subrogated to all reimbursements to which the Beneficiary is Purpose: To establish principles, guidelines, limits and procedures that shall govern the indemnity commitments of Vale or its wholly-owned controlled companies (100% Vale) and the members of the Board of Directors, Advisory Committees to the Board, the President, Executive Vice-Presidents, and other beneficiaries covered by this Policy. For the purposes of this Policy, those in the aforementioned group of people shall be called “Beneficiary” or “Beneficiaries.” - 2 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC entitled, including from any D&O Insurance; furthermore, the Beneficiary must execute all possible documents and perform all possible acts necessary to guarantee such rights to Vale, including executing any documents necessary to permit Vale to file any judicial proceeding on behalf of the Beneficiary. The indemnity commitment shall not include advance payments or loans of any nature. For purposes of this Policy, the following shall not be considered loans or advance payments: (i) amounts that are delivered exclusively for compliance with a court order requiring the creation of warrants or guarantees related to Proceedings; and (ii) advance payments of expenses in the context of a Proceeding, linked to expenses already known and supported by proper documentation. Exclusions: The Beneficiary shall not be entitled to the protections provided in this Policy when the action or omission that gave rise to the Proceeding in question is directly or indirectly related to any of the following scenarios (“Exclusions”): (a) active or passive behavior of the Beneficiary that constitutes bad faith, gross fault or was done through fraud, misuse of purpose, disclosure of strategic and confidential information against Vale’s interests, or is beyond the purview of the position for which they were elected or the role they exercise; (b) fraudulent act or act considered an intentional crime in a final judicial or administrative decision; (c) act in their own interest or that of a third party, to the detriment of Vale’s interests; (d) act beyond the scope of exercise of the duties as a manager or employee or of the representative, as applicable; (e) action for damages filed by Vale against the manager or any action brought by Vale against the employee or representative; (f) judicial action or arbitral proceeding filed by the Beneficiary against Vale, except insofar as said action or proceeding filed by the Beneficiary has the purpose of enforcing the terms of this Policy and/or the respective Indemnity Agreement and is granted in favor of the Beneficiary by an unappealable court order or arbitral award that is not nullified by a later court order, in which case Vale shall only indemnify the Beneficiary after the unappealable order or award; and (g) practice of (i) an act of serious and repeated misconduct or insubordination or those that gave rise to the indemnity commitment; or (ii) leaving office. Specific Indemnity Commitment: • Vale hereby undertakes to subsidize, with its own attorneys or through third parties chosen and hired by Vale, the defense of (i) employees working in the geotechnical area and/or whose work involves certifying the stability of geotechnical structures in its operations or the operations of its controlled companies globally; (ii) employees responsible for certifying Vale’s mineral reserves and resources (“competent” or “qualified person” before the Securities and Exchange Commission); and (iii) the persons appointed by Vale or by its controlled companies to the position of manager, member of the Fiscal Council and/or member of an advisory committee in entities in which Vale holds direct or indirect shareholding, who are subject to an action for damages directly related to the proper exercise of the duties of the position they hold; as well as provide logistical assistance and support necessary for their participation in administrative and judicial investigations, subject to the other terms and conditions of this Policy. • The commitment set forth in the above item has overall annual coverage of up to US$200,000,000.00 applicable to the group of Beneficiaries of the Specific Indemnity Commitment governed herein. • For the indemnity commitment addressed in this section, there shall not be formalization of an indemnity agreement, since the provisions of this Policy and the Procedure for Triggering the Indemnity Commitment contained in Exhibit II shall apply to it. - 3 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC Miscellaneous: • Any amendment to the Indemnity Agreement shall only be valid if it is formalized in writing by the signatory parties and approved in advance by Vale’s Board of Directors. • The Indemnity Agreements executed by Vale shall be read and interpreted jointly with this Policy and with the procedure established in Exhibit II to this Policy. • Cases omitted from this Policy shall be resolved on by Vale’s Board of Directors, subject to the conflict of interest procedures established in Vale’s Conflict of Interest Management Policy. • This Policy and the respective Exhibit II shall be reviewed periodically, at least once every three years or on demand, and approved by Vale’s Board of Directors. • All decisions made by the Board of Directors related to the granting of new indemnity agreements or commitments or to the enforcement of procedures to trigger indemnity agreements shall be well-founded and registered in minutes of a meeting of the Board of Directors. • The Executive Committee is delegated to the conclusion of an indemnity agreement, in accordance with the contractual template provided for in Appendix 1 - Indemnity Agreement template for employees of Vale and its wolly-owned controlled companies (100% Vale) who work in activities related to the management of geotechnical structures. Appendixes: Appendix 1 - Indemnity Agreement template. Appendix 2 - Procedure for Triggering the Indemnity Agreement and the Specific Indemnity Commitment. - 4 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC Appendix 1 - Indemnity Agreement template. Indemnity Agreement By this private instrument, Vale S.A., a publicly held corporation, with headquarters at the address Praia de Botafogo no. 186, rooms 701-1901, Torre Oscar Niemeyer, in the city of Rio de Janeiro, state of Rio de Janeiro, Corporate Taxpayer Number of the Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda – CNPJ/MF) 33.592.510/0001-54, herein represented in the form of its By-Laws, hereinafter referred to as Vale; [Name], [nationality], [marital status], [occupation], holder of I.D. card [issuing agency] no. [●] / or holder of passport no. [●], Individual Taxpayer Number (Cadastro de Pessoas Físicas – CPF) [●], resident and domiciled at [●], in the city of [●], state of [●], hereinafter referred to as Beneficiary; Vale and Beneficiary, hereinafter jointly referred to as Parties, and separately also referred to as Party; WHEREAS I. The Beneficiary was elected to the position of [●] of Vale on [●]. II. In [●]/2019, Vale’s Board of Directors approved an Indemnity Policy, through which it established guidelines, limits and procedures that shall govern Indemnity Agreements entered into by Vale (“Indemnity Policy”); III. The exercise of the duties assigned to the position referred to in item (I) above requires the Beneficiary to assume risks and liabilities that may result in the allocation of personal penalties or obligations, including on their property, for acts (or omissions) performed as a result of the proper exercise of the position; IV. The Parties acknowledge that the Directors and Officers Civil Liability Insurance policies (D&O), in isolation, have been shown to be insufficient as a means to provide the necessary confidence and protection; V. The Beneficiary performs important work at Vale and Vale is therefore, interested in keeping the Beneficiary in their position and providing them with effective conditions so that they can exercise their role with the peace of mind and confidence necessary for the good performance of their duties; The Parties therefore agree to enter into this Indemnity Agreement (“Agreement”), which will be governed by the following terms and conditions: I. Purpose 1.1. Vale undertakes to guarantee and indemnify the Beneficiary for any expenses that the Beneficiary is proven to incur or for amounts that they are ordered to pay, by virtue of investigations, administrative, arbitral and/or judicial proceedings that are brought or instituted against them, to collect corporate debts or obligations of Vale and/or as a result of any action or omission that arises directly from proper actions in the management or exercise of the duties of the position to which they were appointed at Vale and/or Vale’s controlled/ subsidiaries and affiliates companies and/or an entity in which Vale holds direct or indirect shareholding, as the case may be, provided that the Beneficiary has performed such action or incurred such omission in good faith and in Vale’s best interests, always subject to the procedures, conditions and exclusions set forth in the Indemnity Policy and this Agreement (“Proceeding”). Likewise, Vale shall take all necessary measures to indemnify the Beneficiary in the event the Beneficiary is unduly included on a delinquent taxpayer registry or has their personal assets frozen as a result of any Proceeding. If the expense has not yet been incurred by the Beneficiary, Vale may, at its sole discretion, rather than reimbursing the Beneficiary for the expense, pay directly to whom it may concern. - 5 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC 1.2. The indemnity set forth in item 1.1 above includes all legal and/or administrative expenses for the defense of the Beneficiary in the Proceeding, including reasonable attorney’s fees, legal opinions, technical assistants and other reasonable expenses that are necessary for the efficient defense of the Beneficiary, as well as any amounts due or incurred by the Beneficiary as damages, interest and monetary sanctions and, also, costs and expenses arising from court deposits, freeze of personal assets, inclusion on a delinquent taxpayer registry and other encumbrances and judicial liens on assets that affect the Beneficiary by virtue of the Proceeding, always subject to the procedures, conditions and exclusions set forth in the Indemnity Policy or this Agreement. II. Term 2.1. The obligation now agreed encompasses all acts performed by the Beneficiary during the exercise of the position under this Agreement, including any ongoing Proceeding and any other Proceeding that may be instituted after the end of their term of office, always subject to the procedures, conditions and exclusions set forth in the Indemnity Policy and this Agreement. III. Indemnity Payment 3.1. Vale shall pay any indemnifiable amount or expense pursuant to the Indemnity Policy and this Agreement to the Beneficiary (or, as the case may be, directly to the respective third parties) such that the Beneficiary is indemnified within six (6) business days after the receipt of all documents necessary for such. 3.2. All payments or reimbursements under this Agreement shall be made in Brazilian currency. In the event that a judgment is rendered, a settlement is executed, or the Beneficiary otherwise incurs indemnifiable expenses, pursuant to this Agreement, in foreign currency, the indemnity amount will be converted into Brazilian currency at the purchase exchange rate of the Brazilian currency disclosed by the Brazilian Central Bank on the business day immediately prior to the payment date. IV. Subrogation 4.1. In the event Vale makes any direct payment to the Beneficiary or to third parties based on this Agreement, Vale shall be immediately subrogated to any and all reimbursement to which the Beneficiary is entitled, including from any Directors and Officers Civil Liability Insurance policy (D&O). Furthermore, the Beneficiary must execute all documents necessary, as well as perform all possible acts to guarantee such rights to Vale, including executing any documents necessary to permit Vale to file any judicial proceeding on behalf of the Beneficiary. V. Novation and Waiver 5.1. The failure, in whole or in part, to exercise any right set forth in this Agreement, or any delay by the Beneficiary or by Vale, as applicable, to exercise any right, power or privilege under this Agreement, will not constitute novation, nor will it correspond to a waiver of the same. 5.2 Any waiver by the Beneficiary or by Vale, as applicable, of any right set forth herein, shall not correspond to the waiver of any other right, power or privilege under this Agreement. 5.3 The partial exercise of any right, power or privilege set forth herein shall not prevent the future exercise of the same or the exercise of any other right, power or privilege under this Agreement. - 6 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC VI. Interpretation, Validity and Effectiveness 6.1. This Agreement shall be read and interpreted together with the Indemnity Policy, which the Beneficiary certifies to be aware of, and a copy of which is an integral part and inseparable from this Agreement, such that all the provisions of the Indemnity Policy, including, but not limited to, those related to the indemnity exclusions and procedures, are fully applicable to this Agreement. 6.2 If any of the Sections contained in this Agreement is declared null or ineffective, it shall not jeopardize the validity and effectiveness of the others, which shall remain fully valid and enforceable, and the Parties undertake to make their best efforts to validly agree to obtain the same effects of the covenant that has been annulled or declared ineffective. 6.3. This Agreement, together with the Indemnity Policy, represents the consensus of the Parties with respect to the topic addressed herein and it replaces all prior agreements, promises, conventions, arrangements, communications, representations or warranties, both verbal and written, that were maintained between the Parties. VII. Notifications 7.1. All notices, notifications, communications and other documents to be transmitted under this Agreement must be made in writing and delivered personally, by letter or email, with confirmation of receipt: To Vale: Praia de Botafogo no. 186, 9th floor Botafogo, Rio de Janeiro, Rio de Janeiro E-mail: [●] c/c: Executive Vice-President Legal Affairs Fax: (21) [●] To the Beneficiary: [●] [●] E-mail: [●] 7.2 The change of any of the contact information indicated above must be promptly communicated to the other Party, as set forth herein; if said communication fails to be made, any notice or notification made as indicated in item 7.1 above shall be deemed as having been properly made and received. VIII. Confidentiality 8.1 The Parties undertake to not disclose to third parties any data or information relating to this Agreement, except to meet legal or regulatory requirements or when required by tribunal, court or governmental authority with appropriate jurisdiction. 8.2 The Beneficiary also undertakes to not disclose to the press or the market or to the public in general any data or information regarding any Proceeding, without the prior written consent of Vale regarding the content to be disclosed. IX Binding Effect 9.1 This instrument is binding upon the Parties and their respective successors. X Enforceable Instrument - 7 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC 10.1 The Parties hereby acknowledge that this Agreement constitutes an out-of-court enforceable instrument for all legal purposes. XI Arbitration 11.1. If a dispute is not resolved by the Parties amicably, either of the Parties may submit the dispute to arbitration, so that it may be settled in compliance with Law No. 9,307/96 and with the Regulations (“Regulations”) of the Market Arbitration Chamber (“Arbitration Chamber”), in a proceeding to be administered by this Arbitration Chamber (“Arbitration”). 11.2. If the Parties refuse to submit themselves to Arbitration, the Arbitration shall proceed as established in the Regulations. 11.3. The seat of Arbitration shall be the city of Rio de Janeiro, state of Rio de Janeiro, where the arbitral award shall be rendered. The official language of the Arbitration shall be Portuguese. 11.4. The Arbitration shall be governed by the laws of the Federative Republic of Brazil and shall be an Arbitration by law; the arbitrators shall be prohibited from deciding equitably. 11.5. The Arbitration shall be subject to the same statute of limitations that would apply to the applicable judicial proceeding. 11.6. The arbitral tribunal shall be comprised of three (3) arbitrators. Each of the Parties shall choose an arbitrator in accordance with the Regulations, and the arbitrators appointed by the Parties shall choose, jointly and by mutual agreement, the third arbitrator, who shall preside over the arbitral tribunal. If the Parties do not appoint the arbitrators, they shall be appointed under the terms of the Regulations. 11.7. The arbitral award shall order to what extent the losing Party shall bear the expenses incurred by the winning Party, including attorney’s fees and costs on legal experts and specialists. 11.8. At the end of the proceedings, the arbitrators’ fees and expenses common to the Parties and related to the proceeding, such as fees due to the Arbitral Chamber, stenographer, rental of rooms for hearings, expert fees, among others of the same nature, shall be borne by the losing Party or borne proportionally in the case of loss of arbitration by both parties. 11.9. The arbitral award shall be final and definitive. The Parties assume the irreversible and irrevocable commitment to comply with all the terms of decisions rendered in the scope of the Arbitration and, primarily, the arbitral award. 11.10. The arbitral award must be executed within 15 (fifteen) business days after its receipt, or within another deadline fixed in the award itself, under penalty of application of a compensatory fine of 1% (one percent) of the value of the adverse award, per day of delay, without prejudice to orders and penalties contained in the arbitral award. 11.11. Without prejudice to the validity of this section, the Parties reserve the right to resort to the Judiciary in order to: (i) Execute any obligations arising from the Agreement, provided that the requirements demanded in procedural law are present; (ii) Before the arbitral tribunal has been constituted, obtain provisional relief, when the granting of such relief is essential to ensure to the Party the exercise of the rights agreed upon in the Agreement; (iii) Execute any decision of the arbitral tribunal, including, but not limited to, the arbitral award; and (iv) Seek nullification of the arbitral award, as set forth in law. 11.12. In the scenarios set forth in the previous item, the jurisdiction of the Central Judicial District of Rio de Janeiro, state of Rio de Janeiro, shall be the competent court to hear any judicial proceeding. - 8 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC 11.13. As they await the final result of an Arbitration, the Parties shall continue to comply with their respective obligations arising from this Agreement, unless decided otherwise by the arbitral tribunal or by the Judiciary, under item 11.11 above. 11.14. The Parties agree to treat the Arbitration, related documents and information as confidential information under Section VIII of this Agreement, except to the extent necessary to exercise their rights. In witness whereof, the Parties, binding themselves and their successors, irrevocably and irreversibly, sign this Agreement in two (2) copies of equal form and content in the presence of the two (2) undersigned witnesses. Rio de Janeiro, [●], [●]. _______________________________________ [●] ___________________________________ ___________________________________ Vale S.A. Witnesses: ___________________________________ Name: I.D.: CPF: ___________________________________ Name: I.D.: CPF: - 9 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC Appendix 2 - Procedure for Triggering the Indemnity Agreement and the Specific Indemnity Commitment Purpose: Detail the procedure for the Beneficiary(ies) to trigger the coverage set forth in the Indemnity Policy and/or in the Indemnity Agreement or Specific Indemnity Commitment. Definitions: • Beneficiary(ies): as defined in the Indemnity Policy. • Proceeding(s): investigations, administrative, arbitral and/or judicial proceedings. 1. General Guidelines about Indemnity Agreements: 1.1 Vale shall take all necessary measures to indemnify the Beneficiaries in the event they are unduly included on a delinquent taxpayer registry or have their personal assets frozen as a result of any Proceeding. If the expense has not yet been incurred by the Beneficiary, Vale may, at its sole discretion, rather than reimbursing the Beneficiary for the expense, pay directly to whom it may concern. 1.2 If the Beneficiary has any checking account electronically frozen as a result of any scenario of indemnification pursuant to the Indemnity Policy (“Electronic Freeze”) and, while this Electronic Freeze has not been lifted, Vale undertakes to (i) provide directly to the Beneficiary, within at least six (6) business days after communication of the Electronic Feeze, an amount equivalent to the amount frozen in the checking account to be indicated by the Beneficiary, or (ii) make the payments directly to whom they may concern. This amount shall be returned to Vale by the Beneficiary, in the same period, after the Electronic Freeze is lifted. If the Electronic Freeze is partially lifted, the Beneficiary shall return only the amount equal to the amount effectively lifted. 2. Procedures to Trigger the Indemnity Agreement: 2.1 The Beneficiary shall notify Vale immediately of any Proceeding or decision rendered in the context of a Proceeding of which they are aware, through a communication in writing sent to Vale’s Executive Vice-President Legal Affairs (“VP Legal Affairs”), attaching all documents and information that are available regarding the Proceeding in question. 2.2 Once notification of a Proceeding is received, Vale’s VP Legal Affairs shall be responsible for verifying if the Beneficiary’s act is subject to coverage pursuant to the Indemnity Policy and/or Agreement, including if it can be unmistakably classified as one of the Exclusions. In the event that the Beneficiary is the acting VP Legal Affairs himself, they shall send their claim to Vale’s Executive Committee who shall conduct the verification and classification. 2.3 Vale’s VP Legal Affairs may, in exceptional cases or in cases with some ambiguity, submit the claim for analysis and resolution: (i) of Vale’s Board of Directors, in cases in which the Beneficiary is a member of the Board of Directors, Chief Executive Officer, Executive Vice-President or member of an Advisory Committee of Vale’s Board of Directors or member of the Fiscal Council, subject to the procedures about conflicts of interests contained in Vale’s Conflict of Interest Management Policy; and (ii) of the Executive Committee, in cases in which the Beneficiary is a former General Counsel/ VP Legal Affairs. 2.4 In the event that (i) more than half of the members of the Board of Directors are party to the Proceeding, or (ii) there is a dissenting vote regarding the classification of the act as subject to indemnification from five (5) Board Members or 1/3 (one-third) of the Executive Committee, as the case may be; Vale shall submit the claim for analysis and decision of an independent third party who is impartial and has an unblemished reputation and robust legal experience, whose name shall be recommended by Vale’s VP Legal Affairs and approved, as the case may be, by the non-conflicted Board Members or by the Executive Committee. The decision of this independent third party shall bind the Parties, who, hereby, assume the irrevocable and irreversible commitment to comply with its terms. In addition, the deadline for formal communication of Vale set forth in item 2.7 below shall be equivalent to half of the legal or regulatory deadline for submission of a defense of the Beneficiary. - 10 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC 2.5 Decisions about claims made based on the Policy and/or the respective Indemnity Agreement must be well-founded and take into consideration the act or omission of the Beneficiary that gave rise to the Proceeding, as well as all information and elements available at the time of the decision. These decisions may be reviewed by Vale or by the independent third party, as applicable, at any time, especially if new elements or evidence arise that have the power to modify the result of the evaluation that was made. 2.6 If it is proven by final arbitral, judicial or administrative decision that the act or omission of the Beneficiary is not subject to indemnification under any of the Exclusions set forth in the Policy, the effects of Vale’s obligations related to the Proceeding shall cease immediately, and the Beneficiary shall be required to reimburse Vale for all amounts disbursed or incurred by Vale during the course of the Proceeding or to end the Proceeding, within 10 (ten) business days after notification by Vale to that effect. 2.7 Subject to the procedure described above, Vale may (i) subsidize the Beneficiary’s defense, appointing internal attorneys or through attorneys chosen and hired by Vale, provided that it formally communicates to the Beneficiary within a maximum period equivalent to half of the legal or regulatory deadline that is provided to submit its statement or defense, and the Beneficiary shall grant the necessary powers-of-attorney granting general authority to a lawyer, including powers to participate in hearings and enter into settlements, in a timely manner for the defense; (ii) immediately take applicable measures for the initial defense of the Beneficiary in the event of arrest; and (iii) take all measures that it understands applicable, at its sole discretion, including, as the case may be, taking out bank or security guarantees, in the event that the Beneficiary must answer for corporate debts with their own property, is unduly included on a delinquent taxpayer registry or has their personal assets frozen. 2.8 If Vale does not make a communication within the period referred to above, the Beneficiary, backed by the Indemnity Agreement and Policy, shall be authorized to hire attorneys to act in their defense, and Vale shall bear the respective costs, provided that they are reasonable and compatible with those practiced in the market, subject to the other terms and conditions established in the Policy, in the respective Indemnity Agreement, and in the general hiring rules adopted by Vale. 2.9 The Beneficiary, backed by the Indemnity Agreement and Policy, may submit a justified objection to the name of the lawyer chosen by Vale to conduct their defense and, in this case, the new lawyer shall be chosen, in common agreement of the parties, among the names proposed on a list of at least three names by Vale. 2.10 Vale’s approval of any payment, reimbursement or refund of funds with respect to a Proceeding, whether to a Beneficiary or to whom it may concern, including providing guarantees and accepting or incurring expenses or expenditures of any kind and any settlements related to the Proceedings, shall be subject to the rules and limits regarding amounts contained in Vale’s internal rules and policies on delegation with respect to this topic, and shall take into consideration the need or convenience of the expenditure for the defense in the Proceeding and the reasonableness of the amounts involved, among other factors that are deemed relevant for the analysis of the appropriateness of the expenditure based on the information that is available at that time. 2.11 Any execution of in-court or out-of-court settlements or terms of commitment by the Beneficiary or equivalents to said documents, whether to end and/or prevent Proceedings, as well as the performance of any act by the Beneficiary that means ackowledgement of the claim filed or a waiver of defense in the Proceeding, shall only be subject to indemnification if Vale provided written consent in advance regarding the terms of said settlement or commitment or the performance of said acts. 2.12 The Board of Directors must be informed within two business days of any request for indemnification involving members of Vale’s Board of Directors, the Executive Committee, an Advisory Committee to the Board of Directors or the Fiscal Council, as well as periodically receive reports about amounts spent by Vale on indemnifications backed in the Indemnity Agreements. 3. Procedures for Triggering the Specific Indemnity Commitment 3.1 The Beneficiary shall notify Vale immediately of any Proceeding or decision rendered in the context of a Proceeding of which they are aware, through a communication in writing sent to Vale’s VP Legal Affairs, attaching all documents and information that are available regarding the Proceeding in question. - 11 of 11 - Indemnity Policy POL-0031-G Rev.: 01-28/07/2021 DCA 057/2021 PUBLIC 3.2 Once notification of a Proceeding is received, Vale’s VP Legal Affairs shall be responsible for verifying if the Beneficiary’s act is subject to coverage pursuant to the Policy, including if it can be unmistakably classified as one of the Exclusions. 3.3 Vale’s VP Legal Affairs may, in exceptional cases or cases with some ambiguity, submit the claim for analysis and resolution of the Executive Committee, in the case that the Beneficiary is an officer directly linked to the Chief Executive Officer, an employee or manager of Vale or a person appointed by Vale to the position of manager or member of a committee of an entity in which Vale holds equity interest. 3.4 In the event that there is a dissenting vote regarding the classification of the act as subject to indemnification from 1/3 (one-third) of the Executive Committee, Vale shall submit the claim for analysis and decision of an independent third party who is impartial and has an unblemished reputation and robust legal experience, whose name shall be recommended by Vale’s VP Legal Affairs and approved by the Executive Committee. The decision of this independent third party shall bind the Parties, who, hereby, assume the irrevocable and irreversible commitment to comply with its terms. 3.5 Decisions about claims made based on the Policy must be well-founded and take into consideration the act or omission of the Beneficiary that gave rise to the Proceeding, as well as all information and elements available at the time of the decision. These decisions may be reviewed by Vale or by the independent third party, as applicable, at any time, especially if new elements or evidence arise that have the power to modify the result of the evaluation that was made. 3.6 If it is proven by final arbitral, judicial or administrative decision that the act or omission of the Beneficiary is not subject to indemnification under any of the Exclusions set forth in the Policy, the effects of Vale’s obligations related to the Proceeding shall cease immediately, and the Beneficiary shall be required to reimburse Vale for all amounts disbursed or incurred by Vale during the course of the Proceeding or to end the Proceeding, within 10 (ten) business days after notification by Vale to that effect. 3.7 Subject to the procedure described in items 3.1 to 3.6 above, Vale may (i) subsidize the Beneficiary’s defense, appointing internal attorneys or through attorneys chosen and hired by Vale, provided that it formally communicates to the Beneficiary within a maximum period equivalent to half of the legal or regulatory deadline that is provided to submit its statement or defense, and the Beneficiary shall grant the necessary powers-of-attorney granting general authority to a lawyer, including powers to participate in hearings and enter into settlements, in a timely manner for the defense; (ii) immediately take applicable measures for the initial defense of the Beneficiary in the event of arrest; and (iii) take all measures that it understands applicable, at its sole discretion, including, as the case may be, taking out bank or security guarantees, in the event that the Beneficiary must answer for corporate debts with their own property, is induly included on a delinquent taxpayer registry or has their personal assets frozen. 3.8 Vale’s approval of any payment with respect to a Proceeding, whether to a Beneficiary or to whom it may concern, including providing guarantees and accepting or incurring expenses or expenditures of any kind and any settlements related to the Proceedings, shall be subject to the rules and limits regarding amounts contained in Vale’s internal rules and policies on delegation with respect to this topic, and shall take into consideration the need or convenience of the expenditure for the defense in the Proceeding and the reasonableness of the amounts involved, among other factors that are deemed relevant for the analysis of the appropriateness of the expenditure based on the information that is available at that time. 3.9 Any execution of in-court or out-of-court settlements or terms of commitment by the Beneficiary or equivalents to said documents, whether to end and/or prevent Proceedings, as well as the performance of any act by the Beneficiary that means ackowledgement of the claim filed or a waiver of defense in the Proceeding, shall only be backed by Vale if Vale provided written consent in advance regarding the terms of said settlement or commitment or the performance of said acts.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2025		Director of Investor Relations